PANNONPLAST INDUSTRIES PLC.

H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Stop 3-9
Washington, D.C. 20549
U.S.A.

Budapest, 9 March, 2004

04010714

04 MAR 22 AM 7:21

SUPPL

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed the latest extraordinary announcement of Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

Radócz Róza
Róza Radócz (Ms)
Executive Assistant

dlw 3/22

Encl

Extraordinary announcement

Technical prolongation of Pannonplast's club loan

In accordance with its reporting obligations, Pannonplast Plc hereby informs its shareholders that its club loan facility dated on 9 October 2000 with maturity of three years, has been prolonged with the participating banks this time for further two months, until 9 May, 2004. The sum of the club loan is EUR 11.2 million. The business conditions of the facility remained unchanged compared to those at the time of the prolongation in October, 2003. The prolongation is of technical nature.

Budapest, 9 March, 2004

Pannonplast Plc